UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

UNIQUE FABRICATING, INC.
(Exact name of registrant as specified in its Charter)

Delaware	001-37480	46-1846791
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326
(248)-853-2333
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas Tekiele
(248)-853-2333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 30, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A copy of the Unique Fabricating, Inc. (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 hereto

Item 1.02. Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits

Item 2.01. Exhibits.

(a) Exhibits

Exhibit 1.01 Conflict Minerals Report of Unique Fabricating, Inc. for the period January 1, 2018 to December 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQUE FABRICATING, INC.
Date: May 31, 2019	By:	/s/ Thomas Tekiele
Name: Thomas Tekiele
Title: Chief Financial Officer (Principal Financial and Accounting Officer)